SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			9,655,277		0.0614	0.0614

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	03	120,850	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	17	261,000	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	29	78,890	0.00	0.00
			Total Conversion ADRs (Out)		460,740		0.00
Shares	Common	Direct with the Company	Exerc Options	13	42,325	3.12096	132,094.63
Shares	Common	Direct with the Company	Exerc Options	13	45,175	9.35960	422,819.93
Shares	Common	Direct with the Company	Exerc Options	13	25,385	11.97200	303,909.22
Shares	Common	Direct with the Company	Exerc Options	20	25,385	11.97200	303,909.22
Shares	Common	Direct with the Company	Exerc Options	22	59,750	1.29648	77,464.68
Shares	Common	Direct with the Company	Exerc Options	22	46,000	3.12096	143,564.16
Shares	Common	Direct with the Company	Exerc Options	23	43,900	1.09284	47,975.68
Shares	Common	Direct with the Company	Exerc Options	30	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	30	63,465	11.97200	759,802.98
Shares	Common	Direct with the Company	Exerc Options	30	77,665	17.19800	1,335,682.67
			Total Sell		459,175		3,809,181.12

Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	42,474	20.22	858,824.28
Shares	Common	Direct with the Company	Plan of Shares Acquisition	20	14,796	20.54	303,909.84
Shares	Common	Direct with the Company	Plan of Shares Acquisition	21	30,000	20.81	624,300.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	30	115,636	20.56	2,377,476.16
			Total Buy		202,906		4,164,510.28

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			8,938,268		0.0569	0.0569

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	03	120,850	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	17	261,000	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	29	78,890	0.00	0.00
			Total Conversion ADRs (In)		460,740		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	29	76,135	6.30	479,647.35
			Total Buy		76,135		479,647.35
ADR (*)	Common	Direct with the Company	Exerc Options	03	36,900	0.000000	0.00
ADR (*)	Common	Direct with the Company	Exerc Options	03	44,475	1.130456	50,277.03
ADR (*)	Common	Direct with the Company	Exerc Options	03	39,475	2.234470	88,205.70
ADR (*)	Common	Direct with the Company	Exerc Options	17	59,250	1.248396	73,967.46
ADR (*)	Common	Direct with the Company	Exerc Options	17	110,500	0.000000	0.00
ADR (*)	Common	Direct with the Company	Exerc Options	17	53,350	1.130456	60,309.83
ADR (*)	Common	Direct with the Company	Exerc Options	17	37,900	2.234470	84,686.41
ADR (*)	Common	Direct with the Company	Exerc Options	29	155,025	3.094000	479,647.35
			Total Sell		536,875		837,093.78

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In November 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day	Quantity (**)	Price USD	Volume (USD) (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	06 (*)	1,215,000	20.5670	24,988,905.00
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	08 (*)	221,000	20.0475	4,430,497.50
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	10 (*)	291,500	20.0330	5,839,619.50
			Total operation		1,727,500		35,259,022.00

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer